Exhibit 99.1

For Immediate Release

Novadaq Reports Second Quarter 2012 Financial Results

Toronto, Ontario — August 2, 2012 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ,), a developer of clinically-relevant fluorescence imaging solutions for use in surgical procedures, today announced financial results for its second quarter ended June 30, 2012. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (U.S.) dollars.

Novadaq reported total second quarter 2012 revenue of $5.4 million, up approximately 48% compared with $3.6 million for the second quarter of 2011. Second quarter of 2012 revenue growth was driven by continued adoption of SPY Elite® and FIREFLY procedures and higher SPY Elite and FIREFLY system sales.

Second quarter of 2012 recurring revenue for Novadaq’s SPY businesses increased 124% to $2.5 million from $1.1 million in the second quarter of 2011, and increased 18% sequentially from $2.1 million in the first quarter of 2012.

Second quarter of 2012 operating contribution (cash contributed by operating activities before changes in working capital) was $0.2 million compared with an operating burn of $0.9 million in the second quarter of 2011. During the second quarter, working capital consumed $1.3 million, and $1.7 million was invested, including $1.6 million to build the SPY Elite installed base.

Cash and cash equivalents were $41.6 million at June 30, 2012, reflecting an increase of $33.7 million, compared to the cash position as of March 31, 2012. In April, the Company raised $40.3 million by way of an underwritten equity offering (net proceeds approximately $36.9 million), issuing 7,015,000 shares at a price of $5.75 per share.

Novadaq shipped 130 imaging systems and approximately 4,000 SPY Elite and FIREFLY procedures kits during the second quarter of 2012. The combined installed base of SPY technology in the United States now exceeds 500 systems.

“We are seeing increased adoption in breast reconstruction and partial nephrectomy, our initial markets, as evidenced by the 18% sequential increase in recurring revenues”, commented Dr. Arun Menawat, Novadaq’s President and CEO. “At the same time, focus on our PINPOINT® endoscopic fluorescence imaging system is increasing. Novadaq plans to market PINPOINT directly, and expects that the product will be familiar to surgeons and hospitals because they are already using SPY technology through our existing installed base. With PINPOINT, the clinical and cost savings benefits of fluorescence imaging will be available to surgeons choosing to perform minimally invasive procedures, which is a large segment of the surgery market. We have started the process of building our sales and marketing team for PINPOINT, and recruitment into the PILLAR™ multi-center clinical study has begun.”

Conference Call

Novadaq is pleased to invite all interested parties to participate in a conference call today, Thursday, August 2, 2012, at 4:30 p.m. Eastern Time during which the results will be discussed.

Novadaq Reports Second Quarter 2012 Financial Results

Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (within Canada and the United States) or 1-201-689-8031 (international callers) several minutes prior to the beginning of the call. A telephonic replay of the conference call will be made available until midnight on September 2, 2012 and can be accessed by dialing 1-877-660-6853 (within Canada and the United States) or 1-201-612-7415 (international callers) and entering the account number 286 and the conference identification number 393085 when prompted.

The call will be archived for 90 days on the Company’s website at http://www.novadaq.com under the “Events” tab in the Investors section. In addition, a replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on Novadaq’s website.

About Novadaq Technologies Inc.

Enabling surgeons with clinically-relevant, innovative fluorescence imaging solutions to enhance the lives of patients and their surgeons, while reducing health care costs, is Novadaq’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 50 peer-reviewed publications demonstrate that the use of SPY during complex surgery, leads to fewer post-operative complications and lower hospital costs.

The SPY Imaging System is United States Food and Drug Administration (“FDA”) 510(k) cleared for use for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. Our unique business model of partnering with market-leading companies to drive adoption of our fluorescence imaging technology, while building our own commercial infrastructure is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Novadaq Reports Second Quarter 2012 Financial Results

Investor and Media Relations

Company:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars, except common shares outstanding)

	As at June 30, 2012	As at December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$41,646,670	$9,633,608
Accounts receivable	2,932,391	2,018,782
Prepaid expenses and other assets	1,096,475	829,625
Inventories	2,341,199	1,755,729
Non-current assets
Property and equipment, net	8,699,235	6,034,674
Deferred tax assets	195,805	248,640
Intangible assets, net	1,690,189	2,272,434

Total Assets	$58,601,964	$22,793,492

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$3,486,586	$2,485,994
Provisions	54,800	41,300
Deferred revenue	419,961	396,859
Deferred partnership fee revenue	1,300,000	1,300,000
Repayable government assistance	181,989	197,760
Non-current liabilities
Deferred tax liabilities	195,805	248,640
Convertible debentures	4,434,794	4,223,454
Deferred revenue	148,722	188,883
Deferred partnership fee revenue	3,941,666	4,591,666
Repayable government assistance	132,816	214,402
Shareholder warrants	11,605,003	8,278,105

Total Liabilities	$25,902,142	$22,167,063

Shareholders’ Equity
Share capital	$136,470,817	$98,695,023
Contributed surplus	7,215,313	6,772,298
Equity component of convertible debentures	1,454,353	1,454,353
Deficit	(112,440,661)	(106,295,245)

Total Shareholders’ Equity	$32,699,822	$626,429

Total Liabilities and Shareholders’ Equity	$58,601,964	$22,793,492

Common shares outstanding	39,902,761	32,769,462

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended		For the six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Product sales	$4,511,331	$3,045,073	$8,165,376	$4,780,965
Royalty revenue	346,250	138,750	954,333	138,750
Partnership fee revenue	325,000	200,000	650,000	400,000
Service revenue	208,924	261,300	389,171	666,238

Total revenues	5,391,505	3,645,123	10,158,880	5,985,953
Cost of sales	2,087,707	1,449,477	4,133,244	2,706,534

Gross Profit	3,303,798	2,195,646	6,025,636	3,279,419

Selling and distribution costs	1,216,839	1,399,477	2,280,326	2,674,696
Research and development expenses	1,378,331	1,270,347	2,540,062	2,318,475
Administrative expenses	1,637,355	1,140,571	3,108,305	2,253,355

Total operating expenses	4,232,525	3,810,395	7,928,693	7,246,526

Loss from operations	(928,727)	(1,614,749)	(1,903,057)	(3,967,107)

Finance costs	(175,691)	(170,811)	(348,422)	(338,389)
Finance income	14,995	3,619	15,422	10,704
Warrants revaluation adjustment	(311,110)	(2,606,891)	(3,909,359)	(2,602,584)
Gain on investment	—	—	—	25,000

Loss and comprehensive loss for the period	($1,400,533)	($4,388,832)	($6,145,416)	($6,872,376)

Basic and diluted loss and comprehensive loss per share for the period	($0.04)	($0.13)	($0.17)	($0.23)

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended		For the six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
OPERATING ACTIVITIES
Loss and comprehensive loss for the period	($1,400,533)	($4,388,832)	($6,145,416)	($6,872,376)
Items not affecting cash
Depreciation of property and equipment	495,996	240,060	914,178	432,270
Amortization of intangible assets	287,492	294,878	582,245	530,061
Stock-based compensation	362,136	252,914	615,624	457,934
Imputed interest on convertible debentures	106,964	99,173	211,340	195,933
Warrants revaluation adjustment	311,110	2,606,891	3,909,359	2,602,584

	163,165	(894,916)	87,330	(2,653,594)

Changes in working capital
Increase in accounts receivable	(786,978)	(1,346,861)	(913,609)	(1,023,966)
Increase in inventories	(91,750)	(471,904)	(585,470)	(1,271,314)
Decrease (increase) in prepaid expenses and other	438,620	108,163	(214,015)	546,975
(Decrease) increase in accounts payable	(876,295)	(983,199)	969,137	(356,070)
(Decrease) increase in deferred revenue	(20,752)	(209,665)	19,635	114,107

Net change in non-cash working capital balances related to operations	(1,337,155)	(2,903,466)	(724,322)	(1,990,268)

Decrease in long term deferred revenue	(336,573)	(214,192)	(694,223)	(453,340)

Cash used in operating activities	(1,510,563)	(4,012,574)	(1,331,215)	(5,097,202)

INVESTING ACTIVITIES
Purchase of property and equipment	(1,753,917)	(1,623,926)	(3,667,199)	(2,345,782)
Disposals of property and equipment	58,743	—	88,460	—
Purchase of TMR business	—	—	—	(1,000,000)

Cash used in investing activities	(1,695,174)	(1,623,926)	(3,578,739)	(3,345,782)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	40,336,250	—	40,336,250	15,273,401
Transaction costs paid relating to issuance of common shares	(3,389,352)	—	(3,389,352)	(998,207)
Repayment of government assistance	(56,926)	—	(97,357)	—
Proceeds from exercise of options	73,826	35,118	73,826	40,164

Cash provided by financing activities	36,963,798	35,118	36,923,367	14,315,358

Net increase (decrease) in cash and cash equivalents	33,758,061	(5,601,382)	32,013,413	5,872,374
Impact of foreign exchange on cash and cash equivalents	(5,644)	(4,874)	(351)	33,901
Cash and cash equivalents at beginning of period	7,894,253	17,109,938	9,633,608	5,597,407

Cash and cash equivalents at end of period	$41,646,670	$11,503,682	$41,646,670	$11,503,682